SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                          FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
       File Reports Under Sections 13 and 15(d) of the
             Securities Exchange Act of 1934.

                      Commission File Number:  0-10386
                        Convex Computer Corporation
          (Exact name of registrant as specified in its charter)

      3000 Waterview Parkway, Richardson, Texas 75080, (214) 497-4000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Common Stock, $0.01 par value
           (Title of each class of securities covered by this Form)

                                    None

   (Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


   Rule 12g-4(a)(1)(i)     [X]        Rule 12h-3(b)(1)(ii)   [ ]
   Rule 12g-4(a)(1)(ii)    [ ]        Rule 12h-3(b)(2)(i)    [ ]
   Rule 12g-4(a)(2)(i)     [ ]        Rule 12h-3(b)(2)(ii)   [ ]
   Rule 12g-4(a)(2)(ii)    [ ]        Rule 15d-6
   Rule 12h-3(b)(1)(i)     [ ]


       Approximate number of holders of record as of the certification or notice date: one (1)

       Pursuant to the requirements of the Securities Exchange Act of 1934, Convex Computer Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

   Date:   January 2, 1996           By: _______________
                                     Ann O. Baskins,
                                     Assistant Secretary

COVER LETTER

January 2, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Convex Computer Corporation
     Certification and Notice of Termination of Registration on Form 15 Commission File No. 0-10386

Ladies and Gentlemen:

Pursuant to Rule 12g-4 under the Securities Exchange Act of 1934, we are transmitting on behalf of Convex Computer Corporation ("Convex") a Certification and Notice of Termination of Registration on Form 15 (the "Form 15") to terminate the registration of shares of Convex. As a result of the merger of Gemini Project Corporation, a wholly-owned subsidiary of Hewlett-Packard Company (Commission File No. 1-4423) ("HP") with and into Convex on December 20, 1995, Convex became a wholly-owned subsidiary of HP. HP is the sole remaining holder of Convex capital stock.

Please call me at (415) 857-8276 with any questions regarding this Form 15.

Very truly yours,

HEWLETT-PACKARD COMPANY


Christine Chua
Attorney